INVEST IN **WOLFPACK FINANCIAL INC**

Buy-Now-Pay-Later for stocks through our proprietary trading, lending, and education platform



wolfpack.com   New York, NY       Technology   Fintech & Finance   B2C   Mobile Apps

Highlights

1   Wolfpack was launched in April 2022 and has existing Monthly Active Users (MAUs)

2   Provisional Patent filed to protect our underlying Buy-Now-Pay-Later technology and business model

3   Booster Loans are INSTANTLY approved at Point-of-Sale, providing immediate leverage for all users

4   Enterprise Referral Agreement signed with major strategic partner, unlocking revenue opportunities

5   A soft launch marketing campaign achieved $2.50 Customer Acquisition Costs (CAC)

6   Wolfpack has a 56% conversion rate from registered US app users to brokerage account applications

7   Winner of the 2022 Benzinga Global Fintech Award for "Best Product for Beginners"

8   Selected Top 50 North American Fintech Start-ups for the 2023 AWS Global Fintech Accelerator Program

Featured Investor



Lorna Soltanian   Follow   Invested $5,000 ⓘ
Syndicate Lead

"I am investing in Wolfpack because I believe in the power of the democratization of stock trading. Further, I am super excited about Buy-Now-Pay-Later potential of this investment as well. When I look across the landscape of the competition, I am very impressed by the look, feel, price discovery, and ease of set up of Wolfpack. Finally, my expectation is that Wolfpack will easily be adopted by millions, easily support a lot of turnover, grow a new class of investors with Buy-Now-Pay-Later, and be a great investment for me and all WeFunder investors."

Our Team

Our Team



George Parthimos   Founder & CEO

George took his previous connected car start-up technology company public on the Australian Securities Exchange in 2014. In 2007 George was included in Bulletin Magazine's "Smart 100" list, in the same cohort as the Atlassian co-founders.



Nick Kapes   Chairman

Nick was a Director of Proprietary Trading at Credit Suisse. He became heavily involved in companies evolving from Venture Capital stage to listing on the Australian Securities Exchange.



Antonio Panos   Chief Data Officer

Anthony is a 30 year Financial Service professional who has held several roles in Sales Trading, Head of Sales and Senior/C-Suite Positions. He was the Head of Market Data at Drivewealth, ICE (acquired by IDC) and Activ Financial (now Options IT).



Ben Dillon   Head of Marketing

Ben has over 10 years marketing experience, specifically in the business to consumer space. He oversees the execution of our marketing campaigns, and ensures ad performance based on our internal metrics. Ben has achieved highly effective CAC rates.



Geoff Parker   Chief Financial Officer

Geoff is a member of the Chartered Accountants Australia New Zealand and is a former Nexia Australia Audit Partner. He has over 40 years of experience in public accountancy, covering audit, tax and business advisory services.



Steven Parthimos   Business Development & Sales

Steven focuses on business development and sales activities. He specializes in supporting our existing referral and licensing enterprise partners.



Ankit Patel   Head of Development

Ankit has developed a strong track record of leading successful engineering teams and delivering high-quality projects. His expertise spans across various industries, with a strong focus on FinTech, Banking, and Telecommunications.

Wolfpack is an innovative self-directed trading platform in the US $644 billion margin lending market

Reimagining 150 years of equity financing

"The US stock market is valued at $46.2 trillion. Margin loans make up $644 billion, or 14% of the total value"

Wolfpack is a self-directed trading platform that helps beginners and inexperienced investors discover what stocks and ETFs to invest in, trade in and out of positions, and grow their portfolio over time.

The product has been designed to cater for both the Business to Consumer (B2C) and Business to Business (B2B) market segments.





My Picks
Signals
Watchlist
Home
Dashboard
AI Picks
Signals
More
7%
$939.80
$68.24
$0.00
Statistics
Refer & Win
Buy Profile
Profile Type
Buy
Profile Level
Advance
Investment Type
Stock
Next

Our innovative **Patent-Pending** Booster Loans are a new Buy-Now-Pay-Later (or "BNPL") product for stocks and ETFs. The technology allows a customer to use smart leverage to purchase assets and pay them back over a fixed 10-week repayment schedule.

Booster Loans are the only **fully collateralized Buy-Now-Pay-Later** product on the market.

Wolfpack also includes core features such as a trading platform, a discovery tool, and premium data services and education offering, all built into a world-class integrated app design.

Visit wolfpack.com for more information.



Interview With Wolfpack Financial | Benzinga Fintech Deal ...
Watch later
Share
BENZINGA GLOBAL
FINTECH
AWAR
POWERED BY
BZ
GEORGE PARTHIMOS
FOUNDER & CEO I WOLFPACK FINANCIAL INC.
BENZINGA

"This is the first time an investment opportunity in Wolfpack is being offered to the general public"

Traction Overview and Forecasts

Wolfpack was launched in April 2022 via a soft launch to a limited audience.

In a short period of time, the product has reached over 3,600 registered users and in excess of 1,400 brokerage account applications. This represents a **56% conversion rate** from app install to brokerage account application for US residents, which is a strong conversion rate.



3,600+ Total registered users	**1,400+** Total broker account applications	**13,800+** Opt-in email list
$27 Estimated monthly average revenue per user (ARPU)	**62%** Estimated gross margin	**56%** Wolfpack users who set up a brokerage account

Wolfpack has also built out an opt-in email list of over 13,800 customers. With in excess of 3,600 app user registrations, this represents circa **26% conversion rate**, which is well above industry averages.

which is well above industry averages.

"100,000 monthly active users will generate $2.7m revenue per month"

Wolfpack ran a soft-launch marketing campaign and achieved **$2.50 customer acquisition costs** (CAC). With a **56% conversion rate** for US residents, **brokerage account application CAC was circa $6.40**, which is one of the lowest in the industry. These CAC metrics verify the strong interest in the Wolfpack app.

We have signed our **first enterprise contract** with a Referral Partner, which will unlock access to dozens of prospective enterprise licensing opportunities.

Market Problems

Many beginners and inexperienced investors may not qualify for a Margin Loan.

Typically, a customer would need to have a minimum $2,000 deposit, a strong credit history (such as a FICO score), and complete a complex application form. These restrictions make it almost impossible for the average customer to access margin lending.

In addition, most customers are not familiar with the mechanics of how a margin loan works.

"Margin Calls are scary for many people"



Millennials and Gen Z customers are becoming more interested in starting their investment journey. However, many existing services are not mobile friendly, outdated, overwhelming, and expensive.

Traditional financial products **fail to cater** for this growing market segment.

Booster Loans: A New and Innovative Lending Product

Booster loans are designed to service this unfulfilled need, by allowing customers to access point-of-sale **smart leverage** similar to their Buy-Now-Pay-Later products they are familiar with using. They allow a customer to break down a lump sum payment into manageable instalments.

A customer can chose to either repay the Booster Loan via a weekly payment plan, or they can select for Wolfpack to automatically sell down a fraction of their shares to meet their weekly loan repayment instalment.



Booster Loans (Patent Pending) is a point-of-sale short-term lending product.
Investors can buy stocks and pay them back over a fixed repayment schedule (10 x weekly installments).
Unlike Margin Loans, Booster Loans do not have any margin calls
Wolfpack will charge interest and transaction fees at each repayment cycle.
Customers can choose to either make repayments via their designated bank account, or through an automatic fractional share sell-down process.
Booster Loans are fully collateralized against the investor's total share portfolio.

For example, take Amanda. A 20-something college graduate who has just started her new job. Amanda doesn't have a FICO score. She only has a total of $500 in savings, and has limited disposable income from her first job.

Amanda simply would not qualify for a margin loan.

However, with Wolfpack, Amanda can purchase $200 worth of a stock such as Tesla or Apple. Based on her personal profile, Amanda would be offered up to $200 in Booster Loans at the point of sale (ie. when she is about to purchase the $200 in stock). This bumps up her total investment to $400.

"Instant Booster Loan approvals at point-of-sale"

Amanda will need to repay $20 per week for the next 10 weeks in order to meet her repayment obligations. She can choose to either automatically pay the $20 from her bank account, or choose for Wolfpack to automatically sell down $20 worth of stock to cover the repayment.

The advantage to Amanda is that she can manage her investments and repayment schedule to meet her personal cashflow and circumstances. She is also steadily growing her investment portfolio over time, maintaining her lifestyle, while balancing her financial obligations.



Key Benefits
Instant loan offers at point-of-sale
No application forms
No stressful margin calls
Fixed short-term repayment schedule
No credit checks
Up to 50% increased buying power
No lending limits
Cash or share sell-down repayment options
Margin Loans
Booster Loans
BNPL Loans
Personal Loans

"Booster Loans are the only fully collateralized Buy-Now-Pay-Later product on the market"

All Booster Loans are secured against the customer's share portfolio. This will **significantly reduce** typical BNPL loan default rates.

Our proprietary **portfolio management software** ensures that risk management of both sector and stock exposure is mitigated. The technology dynamically monitors the portfolio mix, and adjusts Booster Loan offers depending on pre-determined thresholds.

For example, we can set the maximum exposure to a stock such as Apple to no more than 5% of the overall loan book portfolio. Once this threshold is reached, the system will **automatically** stop offering Booster Loans to customers who

select to purchase that specific stock.

At the same time, the system can **restrict exposure** to a specific sector. For example, we may set the maximum threshold for the Technology sector to 5%. Once this is reached, no Booster Loans will be offered to customers who purchase shares in a particular sector.

"McKinsey & Co's annual survey shows that 60% of US customers are likely to use POS financing over the next 12 months"

Booster Loans will be offered to a **maximum 50% Loan to Value Ratio** (or LVR). Depending on the stock, the customer profile, and our **proprietary dynamic market monitoring technology**, Booster Loans will be increased and decreased based on automated thresholds and key metrics.

For example, if a particular stock has declined sharply within a short period of time, the Booster Loan LVR offered to customers may reduce from 50% down to 25%, or even zero depending on the volatility. This ensures that any stock price volatility is identified and the LVR adjusted accordingly to mitigate any potential portfolio downside exposure.

The US market has **three key attributes** which make Booster Loans possible:

1. Fractional share trading

2. Zero dollar brokerage fees

3. Trade parcel size from as low as $1.00

When combined, these three attributes become a powerful tool which can be used to provide our service. No other market in the world has all three attributes currently available. Hence, the **US market is our key strategic focus**.

Booster Loans are scheduled to be **launched in late-2024**.

Introducing Wolfpack

Wolfpack is a ground-breaking discovery and lending platform which empowers the millennial generation to discover new investment opportunities, easily trade in and out of positions, and grow their overall investment portfolio.

The product provides a powerful mobile-first investment and social platform which includes lending features using technology familiar with the target customers.





Our Retail Customer Offering
State of the Art Features in a World Class App Design

Discovery Engine
Set up personal selection criteria and receive daily picks which match your profiles

Booster Loans
Increase buying power by using short term Point Of Sale lending services.

AI-Driven Top Picks
Access a daily list of the most popular picks from across the Wolfpack community.

Brokerage Services
Create and fund a brokerage account, fractional share trading, $5 minimum trade amount, zero commission trading and much more.

Auto Top-up Service
Automatically replenish your Wolfpack trading bank account by scheduling regular incremental deposits from your nominated bank account.

Push Notifications
Receive daily push notifications advising you that new picks are available.

Premium Subscription Service
Upgrade to a monthly paid service and gain access to additional features within the app.

Discussion Board
Communicate with other Wolfpack account holders on specific stocks and ETFs.

Follow/Following
Follow other Wolfpack account holders and visa versa.

Premium Data, Signals & Education Services

Wolfpack includes premium data services and trade signals. These are designed to help users discover what stocks and ETFs are trending across certain signal parameters. These include both bullish and bearish signals.



Wolfpack also includes educational descriptions for many of the terminology used in stock market investing. Customers can choose to either read detailed descriptions about terminology, or listen to an audio file explaining the specific item of interest.

Our goal is to help educate beginners and inexperienced investors on the fundamental terminology used in the financial markets.

Referral & Rewards Program

The Wolfpack app includes an innovative referral and rewards program designed to create a viral loop for our customers.

When a user creates a brokerage account and deposits a minimum of $100, they are instantly rewarded with a gamification opportunity. They are invited to spin the Wolfpack wheel and win up to $50 in store credit.

In addition, customers will receive reward spins for every referral they introduce to the Wolfpack platform who also deposits a minimum $100 into their trading account.





These credits can be used to purchase items from the Wolfpack online store. Items includes clothing, caps, accessories, and other items.

Wolfpack uses a third party print-on-demand service provider who manages all the order fulfilment and shipping. We do not hold or own any physical inventory.

Visit **shop.wolfpack.com** for more information.

Total Addressable Market

There are currently circa **134.3 million** millennial and Gen Z consumers living in the US.



Over 40% of millennials and Gen Z consumers invested in stocks in 2020 (Source: **Charles Schwab Modern Wealth Survey**). This represents circa **53.7 million investors.**

"This market segment is estimated to inherit $68 trillion from Baby Boomers in the coming years"

Importantly, millennial workers in the "gig economy" identify themselves as entrepreneurs rather than traditional freelance workers. As a result, many are turning to self-directed trading apps in order to take control of their own financial security.

Go To Market Strategy

Wolfpack has two channels to market: Retail and Enterprise.

Retail Strategy:

Our Retail strategy involves launching and promoting the Wolfpack app to all customers who fit our target demographic. This will be done though the promotion of our iOS and Android mobile apps through a number of social media channels.

RETAIL	HOW	WHO
	• Drive Wolfpack downloads and user sign-ups through targeted digital marketing campaigns • Upgrade registered users to brokerage accounts through in app notifications and email marketing campaigns • Provide referral rewards to registered users via the Wolfpack online store (using in-app gamification) • Upsell premium data via a freemium subscription model • Offer Booster Loans at point-of-sale trading screen	• Booster Loans/Trading Account/Premium Data: US residents with a Wolfpack account (other jurisdictions to be added over time) • Premium Data only: All Wolfpack registered users (global)

Our retail customer acquisition strategy involves maximising top-of-funnel app downloads, converting registered users to brokerage accounts, increasing user engagement so they become monthly active users (through informative communications, premium data services, and educational features), and ultimately signing up Booster Loans at point-of-sale.



EDUCATION
Educate users on the key features and benefits.
Email Marketing
Social Media
MONTHLY USERS
Convert audience to monthly active users (MAU).
Email Marketing
In-App Notifications
BRAND AWARENESS
Build audience through key outbound marketing channels
Digital Ad Campaigns
Email Marketing
ENGAGEMENT
Capture user information for email marketing & social media engagement
Email Marketing
Social Media
BOOSTER LOAN SIGN-UPS
Promote monthly active users to take up booster loan offers
Offer loans at Point Of Sale
Email Marketing

"As with other BNPL services, we expect users to have multiple Booster Loans running concurrently"

Enterprise Strategy:

The Enterprise strategy involves establishing strategic partnerships with broker dealers and clearing houses who have an existing customer base of investors, however don't have the technology or capabilities to build their own solution. These customers will license the Wolfpack platform through our APIs, as well as white label the Wolfpack mobile apps so that they can be released to their customers.



ENTERPRISE
HOW
Drive enterprise sales through outbound digital marketing via social media channels
Introductions to new prospects via existing clearing house and Broker Dealer partners
Employ outbound sales representatives with a strong network and connections across the finance sector
WHO
Broker Dealers with existing retail customer base
Clearing houses who have broker dealer clients with retail customers
Banks and other financial institutions who have an existing retail customer base

Enterprise licensing is comprised of the following four pillars. Strategic partners can select one of all of these pillars, depending on their specific needs.



Booster Loans
Smart Leverage
Unlock value on your balance sheet
Wolfpack's Dynamic Portfolio Manager mitigates risk
Access an innovative revenue-generating solution with minimal up-front investment
Fractional Trading
Small Investments
Allow customers to trade from as little as $5
Circa 1,500 stocks available for fractional trading
Define your own 'white-list' of fractional stocks
Discovery Tool
Find & Compare
Increase customer engagement & app stickiness
Provide a clear point of difference to competitors
Help educate your customers
Premium Data & Content
Learn & Grow
Provide premium content services to customers
Select single or multi teared subscriptions
Customize free and paid data and content mix, depending on target customer

Mobile app licensing is also available. Wolfpack has an in-house development team which can customize both mobile and platform requirements to meet customer needs.



Enterprise Deployment Benefits
PRIVATE LABELED MOBILE APP
Build audience through your own branded mobile apps.
Available on both iOS and Android platforms
Customization available
FULL API STACK (CHERRY PICKING AVAILABLE)
Select one or more services pillars.
Single platform provider
Easy API driven integration
PARTNER CENTRIC
Full customization available for services and mobile apps.
Design a custom solution that meets your needs today, and future proof your growth tomorrow
Dedicated in-house development team available
TECHNOLOGY & ROUTING
Meet all your technical and regulatory requirements.
State of the art technology platform
Trading accounts and trades handled by our licensed broker dealer partner
CLOUD OR ON-PREMISES/DATA CENTER
Solution designed to meet your specific infrastructure needs.
Integrate with our secure cloud-based platform
Custom integration and support on your own infrastructure

Wolfpack has signed our **first enterprise contract** with a Referral Partner. This will allow the Company to offer our solutions to dozens of prospective customers introduced via this strategic partnership.

Active User Acquisition Forecasts

The Company aims to achieve circa 100,000 retail monthly active users (MAUs) by 2024 and grow to 1.7 million by 2028.



The above forecasts assume an average monthly registered user churn rate of 7%.

Forward-looking statements are not guaranteed.

Business Model

Wolfpack will generate revenue from a number of key streams.

For Retail, revenues will be derived from Booster Loan interest charges, transaction fees, and monthly premium subscription services.

For Enterprise, revenues will be derived from platform licensing fees, premium subscription services, Booster Loan portfolio management fees, and transaction fees.

"Based on our detailed financial model, estimated monthly revenue per user (ARPU) on a blended basis is circa $27, with 62% gross margin"

Forecasts are underpinned by a detailed financial model.

Strong Management Team

Wolfpack is lead by an **experienced and well credentials** Senior Management Team.



   

George Parthimos
CEO & Founder

- **George** has over 30 years ICT and business experience predominately in Software as a Service (SaaS), big data analytics, digital media, Internet of Things (IoT), and network infrastructure areas.

- He holds a Bachelor of Business

- George took his previous connected car start-up technology company public on the Australian Securities Exchange in 2014, exiting in 2017.

- In 2007 George was recognized by Bulletin Magazine as a member of their "Smart 100" list, which identified

(Computing), a Graduate Certificate of Management, and is a Graduate of the Australian Institute of Company Directors (GAICD).

the 100 brightest individuals in Australia. He was listed in the same top 10 technology cohort as the **Atlassian co-founders.**



Nicholas Kapes
Chairman

   

- **Nicholas (Nick)** is a Director for Novus Capital in its Corporate Advisory Services (Melbourne).

- He began his professional career in Merchant Banking after completing a Bachelor of Economics.

- Nick was a Director of Proprietary Trading at Credit Suisse. He became heavily involved in companies evolving from Venture Capital stage to listing on the Australian Securities Exchange.

- Nick actively engages in originating deal opportunities and implementing strategic business initiatives including mergers and acquisitions, private and public equity capital raisings through Initial Public Offerings, private placements and rights issues.



Anthony Panos
Chief Data Officer

   

- **Anthony** is a **30 year** Financial Service professional who has held several roles in Sales Trading, Head of Sales and Senior/C-Suite Positions.
- He was appointed **Head of Business** Development at Javelin Technologies in 2001, focusing on Trade Automation, STP, Data and Order Routing (FIX/Native Protocols).
- Anthony was a founding member & CRO for Mixit, Inc., a Trade OMS/EMS servicing Equity/Options Brokers, the company was acquired by ION Group in 2012.

- He has held **several Senior Level** and C-Suite roles in the Financial Data/ Content and Compliance space including The ICE (IDC Acquisition), Activ Financial (now Options IT) and Drivewealth (where he held the position of Head of Market Data).
- Anthony specializes in building business models aligning technologies and data with people.



Ankit Patel
Head of Development

    

- **Ankit** has developed a strong track record of leading successful engineering teams and delivering high-quality projects. His expertise spans across various industries, with a strong focus on **FinTech, Banking, and Telecommunications.**
- He is a highly accomplished professional with a **Bachelor's Degree**

- Ankit has held notable positions in reputable companies such as the **Department of Human Services, Commonwealth Bank, Deloitte, and AGL.**
- His experience and achievements in technology leadership positions highlight his passion **for driving innovation** and **leveraging**

in IT from Swinburne University. Throughout his career,

technology to improve business outcomes and his commitment to delivering exceptional results.

Strategic Partners and Suppliers

Wolfpack has partnered with some of the top suppliers in the industry.

Partner	Role
TradingBlock	Broker Dealer
RQD*	Clearing House
AUG ARENA	Premium Data & Content Monetization Platform
PLAID	Bank Account Authentication
polygon.io	Data & Advanced AI Provider
aws	Cloud Services Provider

Access to the Wolfpack platform is made available through our **secure and highly scalable** API services.

Awards and Recognition



BENZINGA
GLOBAL FINTECH AWARDS
WINNER
2022
FINALIST
2022

aws startups
We are part of AWS Global Fintech Accelerator
Powered by: NVIDIA vestbee

Wolfpack won the prestigious 2022 **Benzinga Global Fintech Award** for "Best Product for Beginners" (the 2021 winner was Robinhood - NASDAQ: HOOD).

In addition, Wolfpack was selected as one of the **Top 50 Fintech Start-ups in North America** to participate in the 2023 AWS Global Fintech Accelerator Program.

Disclaimer

Disclosure & Disclaimer:

The information in this document has been directly sourced from Wolfpack Financial Inc (a Delaware Company) and is subject to change. Because this document has been prepared without consideration of any specific client's investment objectives, financial situation or needs it must be treated as being general advice only and an investment adviser should be consulted before any investment decision is made. While this document is based on the information from sources which are considered reliable. Wolfpack Financial Inc. their representatives, directors, employees and consultants do not represent, warrant or guarantee, either expressly or impliedly, that the information contained in this document is complete or accurate. Nor does Wolfpack Financial Inc and their associates accept any responsibility to inform recipients of this document of any matter that subsequently comes to its notice which may affect any of the information contained in this document.

Forward Looking Statements:

Any statements of opinion, belief, projections, forecasts or statements relating to expectations in this document that constitute statements relating to future acts, events and circumstances are for example only and do not assure the current or future performance of the Company. Wolfpack Financial Inc does not offer assurance or guarantee or warranty that those acts, events and circumstances will occur or arise in the manner in which they are portrayed in this document, and investors must be aware that they may not occur or arise in the way in which they are portrayed. No representation is made or assurance given that such statements, views, projections or forecasts are reasonable or correct.